Mail Stop 6010



      September 13, 2005

Stephen M. Watters
Chief Executive Officer
Vertical Health Solutions, Inc.
855 Dunbar Avenue
Oldsmar, Florida  34677

Re:  	Vertical Health Solutions
	Preliminary Information Statement on Schedule 14C
      Filed September 8, 2005
	File No. 1-31275

Dear Mr. Watters:

      This is to advise you that we have limited our review of the above referenced information statement to only the issues identified below.

Schedule 14C

Increase in Authorized Capital Stock, page 3

1. Please provide a statement, if true, that you have no current intentions or understandings to issue the additional authorized shares of capital stock other than with respect to your issuance of common stock in connection with the automatic conversion of your preferred stock upon the effective date of your amended certificate of incorporation.
2. Please also disclose how many shares of your common stock will be issued in connection with the automatic conversion of your preferred stock. You should also expand your discussion of the dilution impact disclosure to discuss how the automatic conversion of your preferred stock will dilute the shares owned by your existing shareholders. Please quantify your disclosure to the extent possible.

2001 Employee Stock Option Plan
3. Please disclose the number of options that will be granted to any particular person or groups of persons upon the effective date of the amendment to the stock option plan. If you have no current intention or understanding to issue any options, please include a statement indicating your intentions in the document.

*	*	*

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Song P. Brandon at (202) 551-3621 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director
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